UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2023

Commission File Number: 001-34985

Globus Maritime Limited

(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

EXHIBIT INDEX

Exhibit Number	Document
99.1	Globus Maritime Limited Reports Financial Results for the Quarter and six month period ended June 30, 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited interim condensed consolidated financial statements as at June 30, 2022 and for the six-month periods ended June 30, 2023 and 2022

THIS REPORT ON FORM 6-K (BUT EXCLUDING EXHIBIT 99.1 HEREOF) IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-273249), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 2023 AND DECLARED EFFECTIVE ON JULY 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer

Date: September 12, 2023

Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2023 and 2022. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as at June 30, 2023 and for the six-month periods ended June 30, 2023 and 2022, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2023 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

•	the length and number of off-hire periods and dependence on third-party managers; and

•	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at June 30, 2023:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	-**
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20, 2021	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Calypso Shipholding S.A.	Marshall Islands	-	Hull No: S-1885*
Daxos Maritime Limited	Marshall Islands	-	Hull No: NE-442*
Olympia Shipholding S.A.	Marshall Islands	-	-
Paralus Shipholding S.A.	Marshall Islands	-	Hull No: NE-443*
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Thalia Shipholding S.A.	Marshall Islands	-	-

* New building vessels

** m/v Sun Globe was sold and delivered to her new owners on June 5, 2023

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income while the portion of time charter revenues related to technical management services are recognized in accordance with IFRS 15. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of voyage revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $9,062 and $8,712 for the six months periods ended June 30, 2023 and 2022, respectively. The fleet decreased from an average of 9 vessels during the 1st half of 2022 to 8.9 vessels for the same period in 2023. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $7,171 and $28,690 for the six months periods ended June 30, 2023 and 2022, respectively.

The Company enters into consultancy agreements with other companies for the purpose of providing consultancy services. For these services the Company receives a fee. The total income from these fees is classified in the income statement component of the condensed consolidated statement of comprehensive income under management & consulting fee income.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Gain on sale of bunkers, net

In addition to voyage expenses, the Company may also record a gain from bunkers which results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimated the residual values of our vessels to be $380 per lightweight ton until September 30, 2022. During the fourth quarter of 2022, we adjusted the scrap rate from $380/ton to $440/ton due to the increased scrap rates worldwide.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate was calculated until August 10, 2022 based on the three-month LIBOR rate and applicable margin and on SOFR rate and applicable margin thereafter.

Gain on derivative financial instruments

The Company enters into interest rate swap agreements to manage its exposure to fluctuations of interest rate risk associated with its borrowings. Interest Rate Swaps are measured at fair value. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The valuation technique used for the Interest Rate Swaps is the discounted cash flow. The Company has not designated these interest rate swaps for hedge accounting.

The fair value of the Interest Rate Swaps is classified under “Fair value of derivative financial instruments” either under assets or liabilities in the consolidated statement of financial position. In the event that the respective asset or liability is expected to be materialized within the next twelve months, it is classified as current asset or liability. Otherwise, the respective asset or liability is classified as non-current asset or liability.

The change in fair value deriving from the valuation of the Interest Rate Swap at the end of each reporting period is classified under “Gain on derivative financial instruments” in the consolidated statement of comprehensive income. Realized gains or losses resulting from interest rate swaps are recognized in profit or loss under “Gain on derivative financial instruments” in the consolidated statement of comprehensive income.

Selected Information

Our selected consolidated financial and other data for the six-month period ended June 30, 2023 and 2022 and as at June 30, 2023 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as at December 31, 2022, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Income Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2023	2022
	(unaudited)
Voyage revenues	16,233	37,402
Management & consulting fee income	181	181
Total Revenues	16,414	37,583

Voyage expenses	(3,195)	(875)
Gain on sale of bunkers, net	–	1,328
Vessel operating expenses	(8,853)	(8,492)
Depreciation	(2,493)	(2,826)
Depreciation of dry-docking costs	(2,274)	(2,053)
Administrative expenses	(1,763)	(1,429)
Administrative expenses payable to related parties	(349)	(712)
Reversal of impairment	4,400	–
Gain from sale of vessel	71	–
Other expenses net	(6)	(1)
Operating income	1,952	22,523
Interest income	922	8
Interest expense and finance costs	(1,880)	(815)
Gain on derivative financial instruments, net	482	1,270
Foreign exchange (losses)/gains, net	(51)	112
Total finance (losses) / gains, net	(527)	575
Total income and total comprehensive income for the period	1,425	23,098

Basic & diluted income per share for the period (1)	0.07	1.12
EBITDA (2) (unaudited)	7,150	28,784
Adjusted EBITDA (2) (unaudited)	2,248	27,402

(1) The weighted average number of shares (basic and diluted) for the six-month period ended June 30, 2023 and 2022, was 20,582,301.

(2) Earnings/(losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings / (losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment, reversal of impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a recognized measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

» EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

» EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

» EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

» other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive income to EBITDA and Adjusted EBITDA Reconciliation

	Period Ended June 30,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2023 (Unaudited)	2022 (Unaudited)
Total comprehensive income for the period	$1,425	$23,098
Interest and finance costs, net	958	807
Depreciation	2,493	2,826
Depreciation of drydocking costs	2,274	2,053
EBITDA (unaudited)	$7,150	$28,784
Gain on derivative financial instruments	(482)	(1,270)
Foreign exchange losses / (gains), net	51	(112)
Reversal of Impairment	4,400	–
Gain from sale of vessel	(71)	–
Adjusted EBITDA (unaudited)	$2,248	$27,402

Balance Sheets Data

(In thousands of U.S. Dollars)

	As at June 30,	As at December 31,
	2023	2022
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	120,661	129,461
Advances for vessel acquisition	31,918	28,172
Other non-current assets	4,594	5,498
Total non-current assets	157,173	163,131
Cash and bank balances and bank deposits (including restricted cash)	54,084	55,211
Other current assets	6,065	7,116
Total current assets	60,149	62,327
Total assets	217,322	225,458
Total equity	172,123	170,698
Total debt net of unamortized debt discount	37,504	44,325
Other liabilities	7,695	10,435
Total liabilities	45,199	54,760
Total equity and liabilities	217,322	225,458

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2023	2022
	(Unaudited)
Statement of cash flow data:
Net cash (used in) / generated from operating activities	(4,224)	24,186
Net cash generated from / (used in) investing activities	10,705	(21,395)
Net cash used in financing activities	(6,080)	(4,366)

	Six months ended June 30,
	2023	2022
	(Unaudited)

Ownership days (1)	1,603	1,629
Available days (2)	1,531	1,629
Operating days (3)	1,507	1,607
Fleet utilization (4)	98.5%	98.7%
Average number of vessels (5)	8.9	9.0
Daily time charter equivalent (TCE) rate (6)	$ 8,518	$ 23,238
Daily operating expenses (7)	$ 5,522	$ 5,213

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues plus any potential gain on sale of bunkers less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with IFRS.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

Six months ended June 30,
	2023	2022
(Unaudited)

Voyage revenues	$ 16,233	$ 37,402
Plus: Gain on sale of bunkers, net	–	$ 1,328
Less: Voyage expenses	$ 3,195	$ 875
Net revenues	$ 13,038	$ 37,855
Available days	1,531	1,629
Daily TCE rate (1)	$ 8,518	$ 23,238

(1) Subject to rounding.

Recent Developments

Contract for new building vessels

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the 1st instalment of $7.5 million for both vessels under construction.

Debt financing

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70 % for the whole CIT loan facility. On August 10, 2023, the Company drew down $25 million.

Sale of vessel

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners in June 2023.The Company recognized a gain of $71 a result of the sale, which was classified in the income statement component of the consolidated statement of comprehensive income.

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. The Company expects to recognize a gain of approximately $2.2 million (absolute amount) as a result of the sale, which will be classified in the income statement component of the consolidated statement of comprehensive income.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million (absolute amount), before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. The vessel is expected to be delivered to its new owners within September 2023. The Company expects to recognize a gain of approximately $1.6 million (absolute amount) as a result of the sale, which will be classified in the income statement component of the consolidated statement of comprehensive income.

Receipt of Nasdaq Notice of Deficiency

On July 14, 2023, the Company received written notification from The Nasdaq Stock Market dated July 12, 2023, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until January 8, 2024. The Company intends to monitor the closing bid price of its common stock between now and January 8, 2024 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

Series A preferred stock

On September 8, 2023, the Company amended and restated the designation and number of shares of its Series A preferred stock. The Company increased the number of shares of Series A preferred stock that can be issued to 10,000, although none are currently outstanding. In addition, the Company amended the rights to provide that, in the event of the voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution is made to or set apart for the holders of junior stock, common stock or Class B stock, the holders of Series A preferred stock receive an amount in cash equal to, but in no event more than, a sum in cash equal to (i) the par value of the issued and outstanding shares of Series A Preferred Stock plus (ii) the dividends declared but unpaid thereon, if any, to and including the date of such liquidation, dissolution or winding up.

Results of Operations

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

First half of the year 2023 compared to the first half of the year 2022

Total comprehensive income for the six-month period ended June 30, 2023 amounted to $1.4 million or $0.07 basic and diluted income per share based on 20,582,301 weighted average number of shares, compared to total comprehensive income of $23.1 million for the same period last year or $1.12 basic and diluted income per share based on 20,582,301 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the six-month period ended June 30, 2023 compared to the six-month period ended June 30, 2022 (expressed in $000’s):

1st half of 2023 vs 1st half of 2022

Net income and total comprehensive income for the 1st half of 2022	23,098
Decrease in Voyage revenues	(21,169)
Increase in Voyage expenses	(2,320)
Decrease in Gain on sale of bunkers, net	(1,328)
Increase in Vessels operating expenses	(361)
Decrease in Depreciation	333
Increase in Depreciation of dry-docking costs	(221)
Decrease in Total administrative expenses	29
Increase in Reversal of Impairment	4,400
Increase in Gain from sale of vessel	71
Increase in Other expenses, net	(5)
Increase in Interest income	914
Increase in Interest expense and finance costs	(1,065)
Decrease in Gain on derivative financial instruments	(788)
Decrease in Foreign exchange gains	(163)
Net income and total comprehensive income for the 1st half of 2023	1,425

Voyage revenues

During the six-month period ended June 30, 2023 and 2022, our Voyage revenues reached $16.2 million and $37.4 million, respectively. The 57% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the six-month period ended June 30, 2023, compared to the same period in 2022. The Company operated a fleet of 8.9 vessels during the 1st half of 2023 compared to an average of 9 vessels for the same period in 2022. Daily Time Charter Equivalent rate (TCE) for the six-month period of 2023 was $8,518 per vessel per day against $23,238 per vessel per day during the same period in 2022, corresponding to a decrease of 63%, which is attributed to the worse conditions throughout the bulk market for the first half of 2023.

Voyage expenses

Voyage expenses reached $3.2 million during the six-month period ended June 30, 2023, compared to $0.9 million during the same period last year  , mainly due to the increase of fuel prices which subsequently led to increased bunkers expenses. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the six-month period ended June 30, 2023 and 2022, are analyzed as follows:

In $000’s	2023	2022
Commissions	209	589
Bunkers	2,685	-
Other voyage expenses	301	286
Total	3,195	875

Gain on sale of bunkers, net

During the six-month period ended June 30, 2022, we recognized a gain of approximately $1.3 million from bunkers. This resulted mainly from the difference in the value of bunkers paid by us when the vessel is redelivered from the charterer under the vessel’s previous time charter agreement and the value of bunkers sold when the vessel is delivered to a new charterer. For the six-month period ended June 30, 2023, no gain from bunkers had been recognized.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $8.9 million during the six-month period ended June 30, 2023, compared to $8.5 million during the same period last year. The breakdown of our operating expenses for the six-month period ended June 30, 2023 and 2022 was as follows:

	2023	2022
Crew expenses	52%	50%
Repairs and spares	16%	21%
Insurance	7%	8%
Stores	16%	13%
Lubricants	6%	5%
Other	3%	3%

Average daily operating expenses during the six-month periods ended June 30, 2023 and 2022 were $5,522 per vessel per day and $5,213 per vessel per day respectively, corresponding to an increase of 6%.

Depreciation

Depreciation charge during the six-month period ended June 30, 2023, reached $2.5 million compared to $2.8 million during the same period in 2022. This is mainly attributed to the decrease of the fleet   from an average of 9 vessels during the six-month period ended June 30, 2022 to 8.9 vessels for the same period in 2023 and the increase of the scrap rate in our books from $380/ton to $440/ton during the fourth quarter of 2022, due to the increased scrap rates worldwide.

Total administrative expenses

Total administrative expenses, including administrative expenses to related parties and share bases payments, amounted to $2.1 million during the six-month period ended June 30, 2023 and 2022.

Reversal of Impairment

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million, before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognized in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400.

Interest expense and finance costs

Interest expense and finance costs reached $1.9 million during the six-month period ended June 30, 2023, compared to $0.8 million in the same period of 2022. Interest expense and finance costs for the six-month periods ended June 30, 2023 and 2022, are analyzed as follows:

In $000’s	2023	2022
Interest payable on long-term borrowings	1,703	665
Bank charges	24	36
Operating lease liability interest	17	31
Amortization of debt discount	134	70
Other finance expenses	2	13
Total	1,880	815

As at June 30, 2023, and 2022 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.45 million and $29.25 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the outstanding balance and the increase of the weighted average interest rate from 4.35% during the six-month period ended June 30, 2022 to 8.15% for the same period in 2023, which is mainly attributed to the increase of SOFR rates in 2023.

Gain on derivative financial instruments

For the six-month periods ended June 30, 2023 and 2022, the Company recognized a gain of approximately $0.5 million and $1.3 million, respectively, net of interest for the period, according to the Interest Rate Swap valuations and is included in the condensed consolidated statement of comprehensive income.

Liquidity and capital resources

As at June 30, 2023, and December 31, 2022, our cash and bank balances and bank deposits (including restricted cash) were $57.2 and $58.8 million, respectively.

As at June 30, 2023, the Company reported a working capital surplus of $46.6 million and was in compliance with the covenants included in the CIT loan facility.

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these unaudited interim condensed consolidated financial statements were prepared under this assumption.

Net cash used in operating activities for the six-month period ended June 30, 2023 was $4.2 million compared to net cash generated from operating activities of $24.2 million during the respective period in 2022. The decrease in our cash generated from operating activities was mainly attributed to the decrease in our Voyage revenues from $37.4 million during the six-month period ended June 30, 2022 to $16.2 million during the six-month period under consideration.

Net cash generated from investing activities for the six-month period ended June 30, 2023 was $10.7 million compared to net cash used in investing activities of $21.4 million during the respective period in 2022. The amount generated from investing activities for the first half of 2023 is mainly attributed to the cash received from the sale of m/v Sun Globe during the second quarter of 2023, partially offset by instalments for a new building paid in March 2023, amounting to $3.8 million. Respectively, the amount used in investing activities for first half of 2022 is mainly attributed to the cash advances paid for the three new buildings during the second quarter of 2022.

Net cash used in financing activities during the six-month period ended June 30, 2023 and 2022 were as follows:

	Six months ended June 30,
In $000’s	2023	2022
	(Unaudited)
Repayment of long-term debt	(3,250)	(2,500)
Prepayment of long-term debt	(3,674)	–
Decrease/(Increase) in restricted cash	1,983	(1,008)
Repayment of lease liability	(158)	(123)
Interest paid	(981)	(735)
Net cash used in financing activities	(6,080)	(4,366)

As at June 30, 2023 and 2022, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.45 and $29.25 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the three and six-month periods ended June 30, 2023 and 2022	F-2

Condensed Consolidated Statements of Financial Position as at June 30, 2023 (Unaudited) and December 31, 2022	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2023 and 2022	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2023 and 2022	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-16

F-1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six-month ended June 30, 2023 and 2022

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
REVENUES:
Voyage revenues	10	7,744	19,051	16,233	37,402
Management & consulting fee income		91	91	181	181
Total Revenues		7,835	19,142	16,414	37,583

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses, net		(1,581)	(526)	(3,195)	(875)
Gain on sale of bunkers, net	2	–	179	–	1,328
Vessel operating expenses		(4,334)	(4,137)	(8,853)	(8,492)
Depreciation	5, 10	(1,218)	(1,422)	(2,493)	(2,826)
Depreciation of dry-docking costs	5	(1,111)	(1,102)	(2,274)	(2,053)
Administrative expenses		(819)	(713)	(1,763)	(1,429)
Administrative expenses payable to related parties	4	(179)	(353)	(349)	(712)
Reversal of impairment	5	–	–	4,400	–
Gain from sale of vessel	5	71	–	71	–
Other expenses, net		(15)	(11)	(6)	(1)
Operating (loss)/ income		(1,351)	11,057	1,952	22,523

Interest income		474	3	922	8
Interest expense and finance costs		(960)	(426)	(1,880)	(815)
Gain on derivative financial instruments, net		693	303	482	1,270
Foreign exchange (losses) /gains, net		(17)	78	(51)	112

NET INCOME/(LOSS) FOR THE PERIOD		(1,161)	11,015	1,425	23,098
Other Comprehensive Income		–	–	–	–
NET COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(1,161)	11,015	1,425	23,098

Income/(Loss) per share (U.S.$):
- Basic and Diluted income/(loss) per share for the period	7	(0.06)	0.53	0.07	1.12

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2023 and December 31,2022

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		June 30,	December 31,
ASSETS	Notes	2023	2022
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	120,661	129,461
Advances for vessel purchase	10	31,918	28,172
Office furniture and equipment		98	90
Right of use asset	10	337	493
Restricted cash	3	3,135	3,590
Fair value of derivative financial instruments	11	1,014	1,315
Other non-current assets		10	10
Total non-current assets		157,173	163,131
CURRENT ASSETS
Current portion of fair value of derivative financial instruments	11	1,028	1,092
Trade receivables, net		611	109
Inventories		2,271	3,028
Prepayments and other assets		2,155	2,887
Restricted cash	3	850	2,378
Cash and cash equivalents	3	53,234	52,833
Total current assets		60,149	62,327
TOTAL ASSETS		217,322	225,458

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	82	82
Share premium	6	284,406	284,406
Accumulated deficit		(112,365)	(113,790)
Total equity		172,123	170,698
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	31,460	37,522
Provision for staff retirement indemnities		174	148
Lease liabilities	10	27	188
Total non-current liabilities		31,661	37,858
CURRENT LIABILITIES
Current portion of long-term borrowings	8	6,044	6,803
Trade accounts payable		3,198	3,548
Accrued liabilities and other payables		3,789	5,814
Current portion of lease liabilities	10	324	321
Deferred revenue		183	416
Total current liabilities		13,538	16,902
TOTAL LIABILITIES		45,199	54,760
TOTAL EQUITY AND LIABILITIES		217,322	225,458

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six-month ended June 30, 2023 and 2022

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2023	82	284,406	(113,790)	170,698
Net income for the period	–	–	1,425	1,425
Other comprehensive income	–	–	–	–
Total comprehensive income for the period	–	–	1,425	1,425
As at June 30, 2023	82	284,406	(112,365)	172,123

	Issued share Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2022	82	284,406	(138,070)	146,418
Net income for the period	–	–	23,098	23,098
Other comprehensive income	–	–	–	–
Total comprehensive income for the period	–	–	23,098	23,098
As at June 30, 2022	82	284,406	(114,972)	169,516

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2023 and 2022

(Expressed in thousands of U.S. Dollars)

		Six months ended June 30,
	Notes	2023	2022
Operating activities
Income for the period		1,425	23,098
Adjustments for:
Depreciation	5, 10	2,493	2,826
Depreciation of deferred dry-docking costs	5	2,274	2,053
Payment of deferred dry-docking costs		(6,387)	(890)
Reversal of impairment		(4,400)	–
Provision for staff retirement indemnities		26	(5)
Gain on derivative financial instruments		(482)	(1,270)
Gain on sale of vessel		(71)	–
Interest expense and finance costs		1,880	815
Interest income		(922)	(8)
Foreign exchange losses/(gains), net		34	(54)
(Increase)/decrease in:
Trade receivables, net		(502)	(1,149)
Inventories		757	(554)
Prepayments and other assets		733	(1,246)
Insurance claims		–	(333)
Increase/(decrease) in:
Trade accounts payable		(1,238)	1,345
Accrued liabilities and other payables		390	(295)
Deferred revenue		(234)	(147)
Net cash (used in)/generated from operating activities		(4,224)	24,186
Cash flows from investing activities:
Net Proceeds from sale of vessel	5	13,694	–
Advance for vessel acquisition	10	(3,747)	(21,220)
Improvements		(133)	(176)
Purchases of office furniture and equipment		(31)	(7)
Interest received		922	8
Net cash generated from / (used in) investing activities		10,705	(21,395)
Cash flows from financing activities:
Repayment of long-term debt	8	(3,250)	(2,500)
Prepayment of long-term debt	8	(3,674)	–
Decrease/(Increase) in restricted cash	3	1,983	(1,008)
Repayment of lease liability		(158)	(123)
Interest paid		(981)	(735)
Net cash used in financing activities		(6,080)	(4,366)
Net increase/(decrease) in cash and cash equivalents		401	(1,575)
Cash and cash equivalents at the beginning of the period	3	52,833	45,213
Cash and cash equivalents at the end of the period	3	53,234	43,638

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share and warrants data, unless otherwise stated)

1.       Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as at June 30, 2023:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	–	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	–**
Serena Maritime Limited	Marshall Islands	October 29,2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	July 20,2011	m/v Power Globe
Argo Maritime Limited	Marshall Islands	June 9, 2021	m/v Diamond Globe
Calypso Shipholding S.A.	Marshall Islands	–	Hull No: S-1885*
Daxos Maritime Limited	Marshall Islands	–	Hull No: NE-442*
Olympia Shipholding S.A.	Marshall Islands	–	–
Paralus Shipholding S.A.	Marshall Islands	–	Hull No: NE-443*
Salaminia Maritime Limited	Marshall Islands	November 29, 2021	m/v Orion Globe
Thalia Shipholding S.A.	Marshall Islands	–	–

*	New building vessels
**	m/v Sun Globe sold and delivered to her new owners on June 5, 2023 (Note 5)

Except for the changes disclosed in note 2. These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements. The operating results for the six-month period ended June 30, 2023, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2023.

The unaudited interim condensed consolidated financial statements as at and for the six months ended June 30, 2023, have been prepared in accordance with IAS 34 Interim Financial Reporting.

F-6

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.       Basis of presentation and general information (continued)

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as at December 31, 2022 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 (the “2021 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2022 Annual Report.

The unaudited interim condensed consolidated financial statements as at June 30, 2023 and for the six months then ended, were approved for issuance by the Board of Directors on September 11, 2023.

Going Concern basis of accounting:

The Company performs on a regular basis an assessment to evaluate its ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The degree of consideration depends on the facts in each case and depends on the Company’s profitability and ready access to financial resources, In certain cases, management may need to consider a wide range of factors relating to current and expected profitability, debt repayment schedules, compliance with the financial and security collateral cover ratio covenants under its existing debt agreements and potential sources of replacement financing before it can satisfy itself that the going concern basis is appropriate. The Company may need to develop detailed cash flow projections as part of its assessment in such cases. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, with the significant assumptions relating to time charter equivalent rates, vessels’ operating expenses, vessels’ capital expenditures, fleet utilization, Company’s general and administrative expenses and cash flow requirements for debt servicing. The assumptions used to develop estimates of future cash flows are based on historical trends as well as future expectations.

As at June 30, 2023, the Company reported a total comprehensive income of $1,425 for the six-month period ended June 30, 2023, Cash and cash equivalents of $53,234, a working capital surplus of $46.6 million (absolute amount) and was in compliance with its debt covenants.

The above conditions indicate that the Company is expected to be able to operate as a going concern and these consolidated financial statements were prepared under this assumption.

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no effect on the Company’s operations.

2.       Changes in Accounting policies and Recent accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended 31 December 2022, as included in Note 2 to the Company’s consolidated financial statements included in the 2022 Annual Report. There have been no changes to the Company’s accounting   policies and recent accounting pronouncements in the six-month period ended June 30, 2023 other than the following IFRS amendments which have been adopted by the Company as of 1 January 2023:

·	IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (Amendments). The amendments replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. The amendments to IAS 1 and Practice Statement 2 relate to disclosures of accounting policies in complete financial statements.
·	IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (Amendments). The amendments introduce a new definition of accounting estimates, defined as monetary amounts in financial statements that are subject to measurement uncertainty, if they do not result from a correction of prior period error.

F-7

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.       Changes in Accounting policies and Recent accounting pronouncements (continued)

·	IAS 12 Income taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments). The amendments narrow the scope of and provide further clarity on the initial recognition exception under IAS 12 and specify how companies should account for deferred tax related to assets and liabilities arising from a single transaction, such as leases and decommissioning obligations.

·	Amendment to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules. The amendments issued in May 2023, give temporary relief from accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development’s (OECD) international tax reform. The amendments introduce: (i) a temporary exception, to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules, and (ii) targeted disclosure requirements, to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect. Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after 1 January 2023.

The amendments had no impact on the financial statements of the Company.

In addition to the recent accounting pronouncements issued, but not yet effective and not adopted by the Company, as disclosed in Note 2 to the Company’s consolidated financial statements included in the 2022 Annual Report, there are the following accounting pronouncements issued, but not yet effective and not early adopted by the Company:

·	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements. The amendments introduce supplemental disclosure requirements for the entities’ supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

The Company has not early adopted the above amendments and is in process of assessing the potential impact on the financial statements.

3       Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	June 30, 2023	December 31, 2022
Cash on hand	53	36
Cash at banks	53,181	52,797
Total	53,234	52,833

Cash held in banks earns interest at floating rates based on daily bank deposit rates.

The fair value of cash and cash equivalents as at June 30, 2023 and December 31, 2022, was $53,234 and $52,833, respectively.

As at June 30, 2023 and December 31, 2022, the Company had pledged an amount of $3,985 and $5,968, respectively, in order to fulfil collateral requirements. The fair value of the restricted cash as at June 30, 2023 was $3,985, $3,135 included in non-current assets and $850 included in current assets. The fair value of the restricted cash as at December 31, 2022 was $5,968, $3,590 included in non-current assets and $2,378 included in current assets as at December 31, 2022. The cash and cash equivalents are held with reputable bank and financial institution counterparties with high ratings.

4       Transactions with Related Parties

Details and nature of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2023 and are discussed in Note 4 of the Company’s consolidated financial statements as at and for the year ended December 31, 2022, included in the 2022 Annual Report. As of June 30, 2023 the balance due to Related parties was $1,505 ($2,197 as of December 31, 2022) and are included in Trade accounts payables in the accompanying Statement of Financial Position.

F-8

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5       Vessels, net and Advances for vessel acquisition

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2023	234,916	(113,009)	23,365	(15,811)	129,461
Additions	131	–	4,879	–	5,010
Reversal of Impairment	4,400	–	–	–	4,400
Depreciation & Amortization	–	(2,315)	–	(2,274)	(4,589)
Sale of vessel	(22,996)	10,423	(3,522)	2,473	(13,622)
Balance at June 30, 2023	216,451	(104,901)	24,723	(15,612)	120,661

For the purpose of the unaudited condensed consolidated statement of comprehensive income, depreciation, as stated in the income statement component, comprises the following:

	For the Three months ended June 30, 2023	For the Six months ended June 30, 2023
Vessels` depreciation	1,128	2,315
Depreciation on office furniture and equipment	12	22
Depreciation of right of use asset	78	156
Total	1,218	2,493

On March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe for a gross price of $14.1 million (absolute amount), before commissions, to an unaffiliated third party.

Following the agreement to sell Sun Globe and given the significant increase in the vessel’s market value, the Company assessed that there were indications that impairment losses recognised in the previous periods with respect to this vessel have decreased. Therefore, the carrying amount of the vessel was increased to its recoverable amount, determined based on selling price less cost to sell, and the Company recorded reversal of impairment amounting $4,400, during the first quarter of 2023. The vessel was delivered to its new owners on June 5, 2023 and the Company recorded a gain of $71 which is classified in the unaudited condensed consolidated statement of comprehensive income.

As of June 30, 2023 the Company assessed that no indication for impairment or reversal of impairment existed.

No impairment or reversal of impairment was recognized for the first half of 2022.

6       Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	June 30,	December 31,
	2023	2022
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

As at June 30, 2023 and 2022 the Company had 20,582,301 shares issued and fully paid. During the periods ended June 30, 2023 and 2022 no new shares were issued.

As at June 30, 2023, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments described in Note 9. At June 30, 2023 and December 31, 2022, Globus share premium amounted to $284,406.

F-9

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6       Share Capital and Share Premium (continued)

As at June 30, 2023 and December 31, 2022, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants as defined in the 2022 Annual Report and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As at June 30, 2023 and December 31, 2022, no PP Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common shares.

As at June 30, 2023 and December 31, 2022, no December 2020 Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had December 2020 Warrants outstanding to purchase an aggregate of 1,270,587 common shares.

As at June 30, 2023 and December 31, 2022, no January 2021 Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had January 2021 Warrants outstanding to purchase an aggregate of 1,950,000 common shares.

As at June 30, 2023 and December 31, 2022, no February 2021 Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had February 2021 Warrants outstanding to purchase an aggregate of 4,800,000 common shares.

As at June 30, 2023 and December 31, 2022, no June 2021 Warrants, as defined in the 2022 Annual Report, had been exercised and the Company had June 2021 Warrants outstanding to purchase an aggregate of 10,000,000 common shares.

The Company’s warrants are classified in equity, following the Company’s assessment that warrants meet the equity classification criteria as per IAS 32. The total outstanding number of warrants as at June 30, 2023, was 19,701,120 to purchase an aggregate of 19,701,120 common shares.

7       Earnings/(Loss) per Share

Basic earnings / (loss) per share (“EPS” / “LPS”) is calculated by dividing the net income / (loss) for the period attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding

Diluted earnings per share is calculated by dividing the net income / (loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of all the dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(losses) per share computation unless such inclusion would be anti-dilutive.

As the Company reported losses for the three-month ended June 30, 2023 the effect of any incremental shares would be antidilutive and thus excluded from the computation of the LPS. As for the three-month ended June 30, 2022, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the three-month period ended March 31, 2022, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

As for the six-month ended June 30, 2023 and 2022, the securities that could potentially dilute basic EPS in the future are any incremental shares of unexercised warrants (Note 6). As the warrants were out-of-the money during the six-month periods ended June 30, 2023 and 2022, these were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect.

F-10

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

 7       Earnings/(Loss) per Share (continued)

The following reflects the net income per common share:

	For the Three months ended June 30,		For the Six months ended June 30,
	2023	2022	2023	2022
Income / (Loss) attributable to common equity holders	(1,161)	11,015	1,425	23,098
Weighted average number of shares - basic and diluted	20,582,301	20,582,301	20,582,301	20,582,301
Net income/(loss) per common share - basic and diluted	$(0.06)	$0.53	$0.07	$1.12

8       Long-Term Debt, net

Long-term debt in the condensed consolidated statement of financial position is analysed as follows:

Borrower	Loan Balance	Unamortized Debt Discount	Accrued Interest	Total Borrowings
Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited, Serena Maritime Limited and Salaminia Maritime Limited.	37,451	(408)	461	37,504
Total at June 30, 2023	37,451	(408)	461	37,504
Less: Current Portion	(5,743)	160	(461)	(6,044)
Long-Term Portion	31,708	(248)	–	31,460

Total at December 31, 2022	44,375	(541)	491	44,325
Less: Current Portion	(6,500)	188	(491)	(6,803)
Long-Term Portion	37,875	(353)	–	37,522

Details of the Company’s credit facilities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2022, included in the 2022 Annual Report.

In more detail:

In May 2021, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”), Longevity Maritime Limited (the “Borrower E”) and Serena Maritime Limited (the “Borrower F”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe, m/v Sun Globe and m/v Galaxy Globe, respectively, entered a new term loan facility for up to $34,250 with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for the purpose of refinancing the existing indebtedness secured on the ships. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A., Longevity Maritime Limited and Serena Maritime Limited as the borrowers and is guaranteed by Globus. This loan facility is referred to as the “CIT loan facility”. The loan facility bore interest at LIBOR plus a margin of 3.75% for interest periods of three months. Following the agreement reached in August 2022 the benchmark rate was amended from LIBOR to SOFR and the applicable margin was decreased from 3.75% to 3.35%. This amendment to the loan agreement falls within the scope of Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Amendments”), which have been published by IASB in August 2020 and adopted by the Company as of January 1, 2021. In particular, the Company applied the practical expedient available under the Amendments and adjusted the effective interest rate when accounting for changes in the basis for determining the contractual cash flows under CIT loan facility. No adjustment to the carrying amount of the loan was necessary. The Company has also amended its interest rate swap agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) and replaced the respective benchmark rate from LIBOR to SOFR in order to depict the change of base rate of the CIT loan facility.

F-11

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

 8       Long-Term Debt, net (continued)

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) became further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the loan facility bears interest at SOFR plus a margin 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.). On August 10, 2022, the Company drew down $18 million, paid approximately $259 of borrowing costs incurred, which were deferred over the duration of the loan facility.

As previously stated (see Note 2 & Note 5) on March 6, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2007-built Sun Globe. On May 10, 2023 the Company prepaid the total remaining amount of $3,674 of the loan of Longevity Maritime Limited (the owning company of the vessel Sun Globe) in order to be able to conclude the sale and delivery of the vessel to the new owners which took place on June 5, 2023.

The Company was in compliance with the covenants of CIT loan facility as at June 30, 2023.

The contractual annual loan principal payments to First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) loan facility to be made subsequent to June 30, 2023, were as follows:

June 30,	First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.)
2024	5,742
2025	5,742
May 10, 2026	25,967
Total	37,451

9       Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

10       Commitments

Voyage revenue

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nil days to approximately eleven months as at June 30, 2023, assuming redelivery at the earliest possible date. As at December 31, 2022, the non-cancellable arrangements had remaining terms between nil days to eight and a half months, assuming redelivery at the earliest possible date. Future net minimum revenues receivable under non-cancellable operating leases as at June 30, 2023 and December 31, 2022, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	June 30, 2023	December 31, 2022
Within one year	7,699	6,675
Total	7,699	6,675

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

F-12

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

 10       Commitments (continued)

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,441 and $4,267 for the three-month periods ended June 30, 2023 and 2022, respectively and $9,062 and $8,712 for the six-month periods ended June 30, 2023 and 2022, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $3,303 and $14,784 for the three-month periods ended June 30, 2023 and 2022 and $7,171 and $28,690 for the six-month periods ended June 30, 2023 and 2022, respectively.

Office lease contract

As further discussed in Note 4 of the 2022 Annual Report the Company has recognised a right of use asset and a corresponding liability with respect to the rental agreement of office space for its operations within a building leased by FG Europe (an affiliate of Globus’s chairman).

The depreciation charge for right-of-use assets for the three-month period ended June 30, 2023 and 2022, was approximately $78 and $86, respectively and for the six-month period ended June 30, 2023 and 2022, was approximately $156 and $171, respectively, and the interest expense on lease liability for the three-month period ended June 30, 2023 and 2022, was approximately $8 and $15, respectively and for the period ended June 30, 2023 and 2022, was approximately $17 and $31, respectively, and recognised in the income statement component of the condensed consolidated statement of comprehensive income under depreciation and interest expense and finance costs, respectively.

At June 30, 2023 and December 31, 2022, the current lease liabilities amounted to $324 and $321, respectively, and the non-current lease liabilities amounted to $27 and $188, respectively, and are included in the accompanying condensed consolidated statements of financial position.

Commitments under shipbuilding contracts

On April 29, 2022, the Company entered into a contract, through its subsidiary, Calypso Shipholding S.A., for the construction and purchase of one fuel efficient bulk carrier of about 64,000 dwt vessel. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million (absolute amount), which the Company intends to finance with a combination of debt and equity.

In May 2022 the Company paid the 1st instalment of $7.4 million (absolute amount) and in March 2023 paid the 2nd instalment of $3.8 million (absolute amount), which are both included under Advances for vessel purchase in the condensed consolidated statement of financial position.

On May 13, 2022, the Company has signed two contracts, through its subsidiaries, Daxos Maritime Limited and Paralus Shipholding S.A., for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one scheduled during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million (absolute amount), which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million (absolute amount) and in November 2022 paid the 2nd instalment of $6.9 million (absolute amount) for both vessels under construction. Both instalments are included under Advances for vessel purchase in the condensed consolidated statement of financial position.

The contractual annual payments per subsidiary to be made subsequent to June 30, 2023, were as follows:

	Calypso Shipholding S.A.	Daxos Maritime Limited	Paralus Shipholding S.A.
July 1, 2023 to June 30, 2024	25,900	3,455	3,455
July 1, 2024 to December 31, 2024	–	21,330	21,330
Total	25,900	24,785	24,785

F-13

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11       Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured or disclosed at fair value, including their levels in the fair value hierarchy (as defined in note 2.25 of the 2022 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
June 30, 2023
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	1,014	–	1,014	–	1,014
Current portion of fair value of derivative financial instruments	1,028	–	1,028	–	1,028
	2,042

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	37,451	–	38,535	–	38,535
	37,451

	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
December 31, 2022
	Financial assets
Financial assets measured at fair value
Non-current portion of fair value of derivative financial instruments	1,315	–	1,315	–	1,315
Current portion of fair value of derivative financial instruments	1,092	–	1,092	–	1,092
	2,407

	Financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	44,375	–	45,549	–	45,549
	44,375

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

F-14

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11       Fair values (continued)

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Derivative financial instruments:
Interest Rate Swap	Discounted cash flow	Discount rate

Financial instruments not measured at fair value
Asset and liabilities not measured at fair value
Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

12       Events after the reporting date

Debt financing

In August 2023, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the CIT loan facility by the accession of an additional borrower in order to increase the loan facility from a total of $52.25 million to $77.25 million, by a top up loan amount of $25 million for the purpose of financing vessels Diamond Globe and Power Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessels Diamond Globe and Power Globe. Furthermore, the applicable margin was amended from 3.35% to 2.70% for the whole CIT loan facility. On August 10, 2023, the Company drew down $25 million.

Sale of vessels

On August 11, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2009-built Sky Globe for a gross price of $10.7 million (absolute amount), before commissions, to an unaffiliated third party. The vessel was delivered to its new owners on September 7, 2023. The Company expects to recognize a gain of approximately $2.2 million (absolute amount) as a result of the sale, which will be classified in the income statement component of the consolidated statement of comprehensive income.

On August 16, 2023, the Company, through a wholly owned subsidiary, entered into an agreement to sell the 2010-built Star Globe for a gross price of $11.2 million (absolute amount), before commissions, to an unaffiliated third party, which sale is subject to standard closing conditions. The vessel is expected to be delivered to its new owners within September 2023. The Company expects to recognize a gain of approximately $1.6 million (absolute amount) as a result of the sale, which will be classified in the income statement component of the consolidated statement of comprehensive income.

Contract for new building vessels

On August 18, 2023, the Company signed two contracts for the construction and purchase of two fuel efficient bulk carrier of about 64,000 dwt each. The two vessels will be built at a reputable shipyard in Japan and are scheduled to be delivered during the second half of 2026. The total consideration for the construction of both vessels is approximately $75.5 million, which the Company intends to finance with a combination of debt and equity. In August 2023 the Company paid the 1st instalment of $7.5 million for both vessels under construction.

F-15

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2023

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12       Events after the reporting date (continued)

Receipt of Nasdaq Notice of Deficiency

On July 14, 2023, the Company received written notification from The Nasdaq Stock Market dated July 12, 2023, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days, or until January 8, 2024. The Company intends to monitor the closing bid price of its common stock between now and January 8, 2024 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

F-16